SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Records Net Revenue of R$1.8bn and Operating Income Grows by 89% in 3Q10

Operating Income totaled R$187.2mm in the quarter, with an EBIT margin of 10.5%, 3.8 percentage points up on the same period in 2009.

São Paulo, November 12, 2010 – GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, announces today its results for the third quarter of 2010 (3Q10). The following financial and operating information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), and all comparisons are with the third quarter of 2009 (3Q09) and the second quarter of 2010 (2Q10).

         GOL’s net revenue totaled R$1,788.9mm in 3Q10, 19.5% above the R$1,496.7mm recorded in 3Q09 and 12.5% up on the R$1,590.9mm posted in 2Q10, driven by higher demand, in turn fueled by dynamic fare management, which made flying more affordable for Brazil’s emerging middle class.

       Operating income (EBIT) stood at R$187.2mm, 88.9% up year-on-year and 226.9% more than in the previous quarter, with a margin of 10.5%, a 3.9 p.p. improvement over the 6.6% registered in 3Q09 and 6.9 p.p. above the 3.6% posted in 2Q10. This result reflects the upturn in demand in the domestic and international markets and the Company's continuous focus on reducing its operating costs.

       Third-quarter EBITDAR came to R$380.8mm (21.3% margin), 27.5% up on the R$298.7mm recorded in 3Q09 (margin of 20.0%), and 38.9% above the R$274.2mm reported in 2Q10 (margin of 17.2%).

       Total cash ended the quarter at R$1,767.7mm, an 11.2% increase  over 2Q10, and a massive 166.7% up on 3Q09, and equivalent to 26.3% of LTM net revenue, having already achieved its initial 2010 target of at least 25% of net revenue.

IR Contacts

Leonardo Pereira

Rodrigo Alves

Raquel Kim

Mario Liao

Investor Relations

ri@golnaweb.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

Conference Calls
Friday

November 12, 2010

English

12:00 a.m. (Brazil)

9:00 a.m. (US ET)

Phone: +1 (412) 317-6776

(other countries) or

+1 (877) 317-6776 (EUA)

Code: GOL

Replay: +1 (412) 317-0088
(other countries) or

+1 (877) 344-7529 (USA)

Replay: 445528#

Live webcast:

www.voegol.com.br/ir

Portuguese

13:30 p.m. (Brazil)

10:30 a.m. (US ET)

Phone: +55 (11) 3301-3000

Code: GOL

Replay: +55 (11) 3127-4999

Replay Code: 47961209

Live webcast:

www.voegol.com.br/ir

Destaques (R$MM)	3Q10	3Q09	Var.%	2Q10	Var.%
Net Revenue	1,788.9	1,496.7	19.5%	1,590.9	12.5%
Operating Expenses	(1,601.7)	(1,397.6)	14.6%	(1,533.6)	4.4%
Operating Income (EBIT)	187.2	99.1	88.9%	57.3	226.9%
Operating Margin	10.5%	6.6%	+3.8 pp	3.6%	+6.9 pp
EBITDAR	380.9	298.7	27.5%	274.2	38.9%
EBITDAR Margin	21.3%	20.0%	+1.3 pp	17.2%	+4.1 pp
Net Income (Loss)	110.0	77.9	41.2%	(51.9)	nm

        Continuing GOL’s strategy of fleet renewal and modernization, included in the growth plan, GOL signed an agreement to acquire up to 30 B737-800 NG with Boeing. With this, GOL will have 114 firm orders and 40 options, which advances for aircraft purchase will begin in 2012. The new aircraft order just complete the current fleet plan of the Company's fleet by 2014 without increasing its current capacity. The firm orders valued at approximately US$2.7 billion based on the aircraft list price are scheduled for delivery between 2014 and 2017.

        In August 2010, GOL began operating in Montes Claros, the largest and most important city in the northern region of Minas Gerais state. The Company now flies to 52 destinations in Brazil, connecting the country’s most important cities, as well as 13 major destinations in South America and the Caribbean, with approximately 900 daily flights.

        GOL signed an interline agreement with the regional NOAR Linhas Aéreas, With the agreement, GOL began flying to Caruaru. The partnership will help the Company offer new direct connections among destinations in the Northeast of the country, expanding the regional penetration of its route network.

        In September 2010, GOL’s cargo transportation business unit, GOLLOG, opened a new cargo terminal in Congonhas, Brazil’s most important domestic airport, located in São Paulo. Equipped with larger and better-located facilities, the terminal makes it easier to load and unload cargo, as well as  facilitating customer access. Cargo revenue increased its share of ancillary revenues by 128.0% over 3Q09, from 2% to 3.6%.

        In July 2010 the Company successfully conducted a US$300mm senior note issue, yielding 9.25% p.a. and maturing in 2020. The proceeds are being used to repay existing debt due within the next three years. This initiative is part of the Company’s strategy of deleveraging its balance sheet through the generation of operating cash flow, extending its financial commitments to increase its financial resilience, and supporting consistent operational growth.

          At the close of 3Q10, GOL extended its financial commitments through the 4th Issue of Simple, Non-Convertible Debentures of VRG Linhas Aéreas S.A. (its operational unit) in the amount of R$600 million, with restricted placement efforts. The proceeds was used to pay the remaining balance of the debentures of the 3rd issue in the amount of R$378 million and will also be used to finance working capital.

Cargo revenue increased its share of ancillary revenues by 128% over 3Q09

        The Company continued to reduce its operating leverage and generate operating cash flow, ending the quarter with a leverage ratio (Adjusted Gross Debt / EBITDAR) of 5.6x, versus 6.6x in 3Q09 and 5.8x in 2Q10. GOL intends to reduce its leverage to less than 5.0x by the end of 2010 and 4.5x during the next 2 years. The Adjusted Net Debt/EBITDAR increased from 6.1x in 3Q09 to 4.3x in 3Q10, compared to 4.5x in 2Q10.

        GOL concluded the organizational development process begun in 2009, aiming to generate more operational synergies and streamline operations. The Technical Vice-Presidency is now headed by Captain Adalberto Bogsan, completing the natural succession process, in which Captain Fernando Rockert de Magalhães, the former Technical Vice-President, played an active role. Captain Rockert, whose professionalism and commitment is greatly appreciated by the Company, will continue to work for one of the companies in GOL's controlling group. In addition, the Supply area began reporting to the Customer and Employees Vice-Presidency, and the General Fleet Management area (Aviation Assets) began reporting to the Finance, Strategy and Information Technology Vice-Presidency.

        GOL received the following awards during the quarter:

▪ “IR Magazine Awards Brazil 2010” – GOL won “Most Progress in Investor Relations” category among those companies with the highest market cap in the country;

▪“The Best of Dinheiro 2010” – “Best Company in the Transportation Service Sector”awarded by Istoé Dinheiro magazine; and

▪“Capital Aberto Magazine Award” – “Best Company for Shareholders 2010”, in the R$5bn to R$15bn market cap category.

Management Comments

GOL continues with its consistent growth trajectory, based on its efforts to provide an increasingly strong operation underpinned by its low-cost, low-fare philosophy, focusing on the domestic market. GOL’s management and Board believe the best route for the Brazilian aviation industry is to encourage demand and consistently improve profitability and indebtedness indicators.

GOL believes that the low-cost, low-fare operational model is ideal for a country with Brazil’s characteristics.

In 3Q10, the Company recorded demand growth of 23%, increased its operating income by 89% and reduced its main financial leverage indicators over the same period in 2009. These results reflect the Company’s three strategic expansion pillars, generating a sustainable virtuous cycle.

GOL believes that the low-cost, low-fare operational model is ideal for a country with Brazil’s characteristics.

Constantino de Oliveira Junior Founder and CEO of GOL Linhas Aéreas Inteligentes S.A.

Operating Performance

Domestic Market	3Q10	3Q09	Var.%	2Q10	Var.%
ASK - GOL (billions)	10.1	9.0	11.9%	9.8	2.9%
ASK - Industry (billions)	25.8	21.5	19.5%	23.8	8.3%
RPK - GOL (billions)	7.2	6.1	17.7%	6.0	19.2%
RPK - Industry (billions)	18.4	14.5	27.0%	15.0	22.7%
Occupation - GOL (%)	71.1%	67.6%	+3.5 pp	61.4%	+9.7 pp
Occupation - Industry (%)	71.6%	67.4%	+4.2 pp	63.2%	+8.4 pp

International Market	3Q10	3Q09	Var.%	2Q10	Var.%
ASK - GOL (billions)	1.5	1.2	25.8%	1.3	20.2%
ASK - Industry (billions)	8.4	7.5	11.6%	7.6	10.7%
RPK - GOL (billions)	1.1	0.6	78.0%	0.7	47.1%
RPK - Industry (billions)	6.8	5.4	27.9%	5.6	21.4%
Occupation - GOL (%)	72.2%	51.1%	+21.2 pp	59.1%	+13.2 pp
Occupation - Industry (%)	81.3%	70.9%	+10.4 pp	74.1%	+7.2 pp

Yields and Demand

Even with growing demand in 3Q10, GOL’s yields reached 19.38 cents (R$), 2.4% up year-over-year, chiefly due to the Company’s focus on profitability. The 23.3% upturn in demand on its combined route network was still substantial, even though it led to a reduction in market share.

The 7.2% decline over 2Q10 was seasonal in nature, given that the third quarter has an increased share of leisure travelers who seek out low fares across the tourism industry. In the second quarter, on the other hand, business travelers make less use of forward bookings, thereby generating higher yields, albeit with normally the lowest load factors of the year.

Supply and Load Factor

Once again demonstrating its disciplined capacity approach, GOL added less capacity than the industry as a whole (11.9%, versus the industry’s 19.5% in the year-over-year comparison) due to: (i) high aircraft productivity, which increased the fleet utilization rate from 12.1 in 3Q09 to 12.7 block hours/day in 3Q10; (ii) the 2.7% upturn in the average stage length; and (iii) the replacement of 11 B737-300s - around 145 seats with B737-800, which, in addition to having more seats (approximately 185), are more efficient (lower maintenance and fuel costs).

GOL added fewer seats than the industry due to its responsible capacity management.

As a result, GOL’s domestic load factor totaled 71.1% in 3Q10, 3.5 p.p. above the 67.6% reported in 3Q09. In comparison to 2Q10, capacity increased 2.9% accompanied by 9.7 p.p. upturn in the load factor from the 61.4% recorded in the previous quarter.

GOL’s international route network supply grew by 25.8% from 3Q09 to 3Q10 due to: (i)  higher fleet utilization (12.7 block hours/day in 3Q10 versus 12.1 in 3Q09); (ii) an  increase in the average stage length; (iii) the new international routes between Brazil and the Caribbean; and (iv) the use of 767-300 aircraft on international charter flights. Compared to 2Q10, supply grew by 20.2%, mainly due to seasonality (the second quarter is traditionally the least favorable of the year).

As a result, GOL’s international load factor increased by 21.2 p.p. between 3Q09 (51.1%) and 3Q10 (72.2%). In comparison with 2Q10, the load factor increased by 13.2 p.p. from 59.1%.

Operating Data	3Q10	3Q09	Var.%	2Q10	Var.%
Revenue Passengers (000)	8,698	7,394	17.6%	7,248	20.0%
Revenue Passengers Kilometers (RPK) (mm)	8,266	6,706	23.3%	6,759	22.3%
Available Seat Kilometers (ASK) (mm)	11,595	10,213	13.5%	11,054	4.9%
Load Factor	71.3%	65.7%	+5.6 pp	61.1%	+10.1 pp
Break-Even Load Factor (BELF)	63.7%	61.3%	+2.4 pp	58.9%	+4.8 pp
Aircraft Utilization (Block Hours/Day)	12.7	12.1	5.3%	13.1	-2,8%
Average Fare (R$)	184.1	171.6	7.3%	194.6	-5.4%
Yield per Passenger Kilometer Net(R$ cents)	19.38	18.92	2.4%	20.87	-7.2%
Passenger Revenue per ASK (PRASK) (R$ cents)	13.81	12.42	11.2%	12.76	8.2%
Operating Revenue per ASK Net (RASK) (R$ cents)	15.43	14.65	5.3%	14.39	7.2%
Operating Cost per ASK (CASK) (R$ cents)	13.80	13.68	0.8%	13.87	-0.5%
Operating Cost, Excluding Fuel, per ASK (R$ cents)	8.79	8.93	-1.5%	8.70	1.1%
Departures	74,748	69,163	8.1%	72,970	2.4%
Average Stage Lenght (km)	920	896	2.7%	902	2.0%
Average Number of Operating Aircraft	112.0	109.3	2.5%	109.8	2.0%
Fuel Consumption (mm liters)	377	330	14.0%	351	7.2%
Full-Time Equivalent Employees at Period End	18,649	17,652	5.6%	18,686	0.2%
Average Exchange Rate (1)	1.75	1.87	-6.3%	1.79	-2.4%
End of Period Exchange Rate (1)	1.69	1.78	-4.7%	1.80	-6.0%
Inflation (IGP-M) (2)	7.9%	-0.4%	+8.3 pp	2.8%	+5.1 pp
Inflation (IPCA) (3)	3.6%	0.6%	+3.0 pp	3.1%	+0.5 pp
WTI (avg. per barrel, US$) (4)	76.21	68.14	11.8%	77.88	-2.1%
Gulf Coast Jet Fuel Cost (avg. per liter, US$)(4)	0.55	0.47	16.5%	0.56	-2.5%

 Sources: (1) Brazilian Central Bank (2) FGV (3) IBGE (4) Bloomberg

Net Revenue

Net revenue totaled R$1,788.9mm in 3Q10, 19.5% up on the R$1,496.7mm recorded in 3Q09, and 12.5% more than the R$1,590.9mm reported in 2Q10, as shown below:

Net Revenue Breakdown (R$ MM)	3Q10	3Q09	Var.%	2Q10	Var.%
Net Revenue	1,788.9	1,496.7	19.5%	1,590.9	12.5%
Passenger	1,601.1	1,268.5	26.2%	1,410.7	13.5%
Ancilliary	187.8	228.1	-17.7%	180.2	4.2%

Third-quarter passenger revenue came to R$1,601.1mm, 26.2% more than the R$1,268.5mm posted in the same period last year, fueled by the 23.3% increase in demand, in turn due to the improved economic scenario in the region where GOL operates, as well as the Company’s own competitive advantages, including: (i) dynamic fare management, benefiting leisure travelers, who can buy their tickets in advance; (ii) increased frequency between Brazil’s leading domestic airports; and (iii) the SMILES mileage program, which currently has more than 180 commercial partners and more than seven million members, given that most of its miles are converted into tickets.

Ancillary revenue (cargo, flight rebooking, excess baggage, on-board sales, etc) fell by 17.7% year-over-year, accounting for 10.5% of net revenue, mainly due to the non-recurring revenue amounting R$50mm related to the co-branded SMILES card agreement with Bradesco and Banco do Brasil recorded in 3Q09. If we ignore this last year’s non-recurring revenue, ancillary revenues increased by 5.4%, due to: (i) the 128.0% upturn in cargo revenue as a result of the country’s improved economic situation; and (ii) the 60.1% increase in revenue from the buy on board service. These factors were offset by the 12.1% and 29.0% decline in flight cancellation revenue and revenue from excess baggage, respectively.

Compared to 2Q10, ancillary revenues grew by 4.2%, chiefly due to the 10.4% growth in excess baggage revenue as a result of increased traffic volume in 3Q10. These factors were offset by the 5.8% and 2.1% fall in revenue from cargo and flight cancellations and rebooking, respectively.

Even with the 13.5% capacity increase between 3Q09 and 3Q10, RASK (revenue per available seat kilometer) grew by 5.3% due to the 2.4% upturn in yields and the 5.6 p.p. growth in the load factor, which rose from 14.65 cents (R$) in 3Q09 to 15.43 cents (R$) in 3Q10. In comparison with the 14.39 cents (R$) recorded in 2Q10, RASK increased by 7.2% due to the 10.1 p.p. period upturn in the load factor (offset by the 7.2% decline in yields).

Operating Costs and Expenses

Operating Expenses (R$MM)	3Q10	3Q09	Var.%	2Q10	Var.%
Aircraft Fuel	(580.1)	(485.4)	19.5%	(571.7)	1.5%
Salaries, Wages and Benefits	(312.5)	(278.0)	12.4%	(311.6)	0.3%
Aircraft Rent	(130.4)	(152.3)	-14.4%	(136.5)	-4.5%
Aircraft Insurance	(11.5)	(13.3)	-13.6%	(11.3)	1.8%
Sales and Marketing	(90.7)	(101.8)	-10.9%	(88.1)	2.9%
Landing Fees	(83.7)	(77.6)	7.8%	(77.2)	8.4%
Aircraft and Traffic Servicing	(110.9)	(100.7)	10.1%	(101.4)	9.3%
Maintenance, Materials and Repairs	(134.0)	(69.5)	92.8%	(97.4)	37.6%
Depreciation and Amortization	(63.3)	(47.2)	33.9%	(80.4)	-21.3%
Other Operating Expenses	(84.8)	(71.7)	18.2%	(58.0)	46.1%
Total Operating Expenses	(1,601.7)	(1,397.6)	14.6%	(1,533.6)	4.4%
Operating Expenses Ex-Fuel	(1,021.6)	(912.2)	12.0%	(961.9)	6.2%

Operating costs totaled R$1,601.7mm in the quarter, 14.6% up on 3Q09, chiefly due to: (i) higher expenses from engine maintenance as a result of the increase in aircraft utilization; (ii) the 11.8% increase in the WTI oil price, in turn pushing up variable costs (handling, aircraft cleaning and others); (iv) higher salaries, wages and benefits due to the need to hire more employees in order to keep pace with the Company’s demand increase; and (v) the upturn in depreciation and amortization expenses as a result of the changes to accounting practices in 1Q10.

In comparison with 2Q10, operating costs climbed by 4.4%, mainly due to: (i) higher engine maintenance expenses due to the preparation of the fleet for the expected upturn in demand in the fourth quarter; (ii) advertising expenses from the Company’s new institutional campaign; (iii) increased operational volume, leading to an upturn in costs directly related to the Company’s operations (handling, aircraft cleaning and others); (iv) expenses from consulting and advisory services related to the implementation of the Shared Services Center and the new budget planning methodology for 2011 (zero base budget) and; (v) the 1.5% upturn in fuel expenses.

Operating Expenses per ASK*	3Q10	3Q09	Var.%	2Q10	Var.%
Aircraft Fuel	(5.00)	(4.75)	5.3%	(5.17)	-3.3%
Salaries, Wages and Benefits	(2.69)	(2.72)	-1.0%	(2.82)	-4.4%
Aircraft Rent	(1.12)	(1.49)	-24.6%	(1.24)	-9.0%
Aircraft Insurance	(0.10)	(0.13)	-23.9%	(0.10)	-2.9%
Sales and Marketing	(0.78)	(1.00)	-21.5%	(0.80)	-1.9%
Landing Fees	(0.72)	(0.76)	-5.0%	(0.70)	3.3%
Aircraft and Traffic Servicing	(0.96)	(0.99)	-3.0%	(0.92)	4.2%
Maintenance, Materials and Repairs	(1.16)	(0.68)	69.8%	(0.88)	31.2%
Depreciation and Amortization	(0.55)	(0.46)	17.9%	(0.73)	-25.0%
Other Operating Expenses	(0.73)	(0.70)	4.1%	(0.52)	39.3%
Total (CASK)	(13.81)	(13.68)	0.9%	(13.87)	-0.4%
CASK Excluding Fuel Expenses	(8.81)	(8.93)	-1.4%	(8.70)	1.3%

* CASK = operating costs and expenses divided by ASK, expressed in cents(R$)

Operating costs per ASK (CASK) amounted to R$13.81 cents (R$) in 3Q10, 0.9% up on the 13.68 cents (R$) recorded in 3Q09. As a result, there was some dilution of 3Q10 CASK in nominal terms, thanks to a combination of: (i) the 13.5% increase in capacity; (ii) the 8.3% rise in aircraft utilization; and (iii) the 2.7% extension of the average stage length in order to prepare GOL’s route network for the fourth quarter (the year’s peak season). In comparison with 2Q10, CASK dipped by 0.4%.

CASK excluding fuel expenses (CASK ex-fuel) stood at 8.81 cents (R$), 1.4% down on the 8.93 cents (R$) recorded in 3Q09, due to the same factors mentioned above, but offset by the 13.5% increase in capacity, which diluted fixed costs. In comparison with 2Q10, there was a 1.3% increase as a result of: (i) an aircraft utilization rate 2.8% lower, but compensated by an increase of 4.9% of seats for the largest number of operating aircraft in the quarter; and (ii) maintenance cost per ASK increased 69.8% over the previous quarter. If we ignore the increase in maintenance  costs per ASK, CASK ex-fuel, would fell by 7.2% compared to 3Q09 and 2.1% compared to 2Q10.

Aircraft fuel costs totaled R$580.1mm in the quarter, 19.5% up on 3Q09 due to: (i) the 11.8% growth in the cost of WTI jet fuel, partially offset by the 6.3% average depreciation of the Dollar against the Real; and (ii) higher fleet productivity (12.7 block hours/day in 3Q10 versus 12.1 in 3Q09), leading to an 11.0% upturn in the number of hours flown and a consequent increase in fuel costs (14.0% rise in consumption (liters) between the two periods).

In comparison with 2Q10, despite the 2.1% decline in the cost of WTI jet fuel, aircraft fuel costs moved up by 1.5% due to operational increase of 4.6% in flight hours and 2.4% in landing and takeoff. In per-ASK terms, there was a 5.3% increase in comparison to 3Q09 and a 3.3% decline over 2Q10.

Salaries, wages and benefits grew by 12.4% over 3Q09 to R$312.5mm, chiefly due to the 6% pay rise approved in December 2009 and the 5.6% expansion of the workforce, especially in the operational, airport and call center areas, in turn fueled by the need to keep pace with the growth in the Company's operations caused by the sustainable increase in demand in both the domestic and the international markets (respective growth of 17.7% and 78.0%).

In comparison with 2Q10, salaries, wages and benefits edged up by 0.3% due to an 4.5% increase in the number of hours flown and, consequently, the hourly compensation paid to flight crew, and the 2.5% expansion of the workforce in the operational area (pilots and co-pilots) in 6% to keep pace with the continuous growth in sector demand (+23.3% on the total route network). These effects were partially offset by the gradual decline in provisions for employee profit sharing based on the stock option plan, as mentioned in our 2Q10 release. In per-ASK terms, these costs fell by 1.0% and 4.4%, respectively, over 3Q09 and  2Q10.

Aircraft leasing costs totaled R$130.4mm, 14.4% down year-over-year, given that part of 2Q09 leasing expenses had been renegotiated with lessors and redistributed in 3Q09 (as disclosed in the 3Q09 release). In the year-over-year comparison, leasing expenses were offset by: (i) the average 6.3% depreciation of the Dollar against the Real between the two periods; (ii) the higher number of aircraft under financial leasing (35 in 3Q10, versus 28 in 3Q09); and (iii) the return of 11 B737-300s under operational leasing, which helped reduce quarterly expenses by approximately R$9million.

In comparison to 2Q10, leasing costs fell by 4.5%, chiefly due to the return of the above-mentioned B737-300s under operating leases (five aircraft were returned in the period, totaling 11 in 2010), and the 2.4% appreciation of the Real against the Dollar. In per-ASK terms, these costs declined by 24.6% over 3Q09 and 9.0% over 2Q10.

Aircraft insurance fell by 13.6% from R$13.3mm in 3Q09 to R$11.5mm in 3Q10, due to the interim reduction in the fleet from 124 to 121 aircraft and the 6.3% appreciation of the Real against the Dollar, given that these contracts are executed in foreign currency. In comparison with 2Q10, there was an increase of 1.8%, due to  more days in 3Q10 (92 days) comparing to 3Q09 (91 days) (considering that aircraft insurance cost appropriation is on daily basis). In per-ASK terms, these costs fell by 23.9% and 2.9%, respectively over 3Q09 and 2Q10.

Sales and marketing expenses fell by 10.9% from R$101.8mm in 3Q09 to R$90.7mm in 3Q10, due to the elimination of ticket sale commissions for travel agents as of February 2010.

Compared to 2Q10, these expenses moved up by 2.9% due to the R$17.0mm upturn in advertising expenses from the new institutional campaign and the R$1.3mm increase in commissions paid to credit card administrators due to the increase in direct sales to the detriment of travel agency sales. In per-ASK terms, these expenses fell by 19.4% over 3Q09 and climbed by 0.9% over 2Q10.

Landing fees totaled $83.7 million in 3Q10 and 7.8% above the R$ 77.6 million in 3Q09, due to an increase of 8.1% in the number of departures between the two periods and larger number of operations at international airports in South America (that have higher fees) with B767 aircraft (with higher unit cost compared to domestic flights with the model 737). This increase was partially offset by a decrease of 6.3% in the dollar between the periods. Compared to 2Q10, there was an increase of 8.4% for the same reasons cited above. For ASK, these rates declined by 5.0% compared with 3Q09 and up 3.3% versus 2Q10.

Aircraft and traffic servicing expenses totaled R$110.9mm, 10.1% up on the R$100.7mm recorded in 3Q09, due to the increase in operational volume (8.1% upturn in arrivals and departures), which pushed up the Company’s variable costs, such as delivery, dispatch and handling services, among others.

In comparison with 2Q10, these expenses grew by 9.3% for the same reasons (in the quarter-over-quarter comparison arrivals increased by 2.4%). Further upward pressure came from additional expenses from consulting and advisory services related to the implementation of the Company's new budget planning method (zero base budget) and the Shared Service Center, which began operations in October/2010 aiming to improve the quality and productivity of the Company’s operations. In per-ASK terms, these costs declined by 3.0% over 3Q09 and by 4.2% over 2Q10.

Maintenance, materials and repairs came to R$134.0mm, 92.8% up on the R$69.5mm recorded in 3Q09, due to: (i) increased fleet utilization since 3Q09, resulting in engine maintenance expenses of R$45.0mm – this concentration is natural, given that GOL has been increasing fleet utilization since June 2009, anticipating the removals scheduled for 2011 and 2012. The increase in the number of engines restored is offset bu the dilution of fixed costs from the increase in utilization rate; and (ii) costs of approximately R$10mm from the use of wheel and brake repair materials for the same reasons. In per-ASK terms, these costs rose by 69.8% and 31.2% over 3Q10 and 2Q10 respectively.

Depreciation and amortization expenses totaled R$63.3mm in 3Q10, 33.9% up on the R$47.2mm reported in 3Q09, due to: (i) the higher number of aircraft under financial leasing (35 in 3Q10, versus 28 in 3Q09); and (ii) the change in the Company’s estimate for the depreciation of maintenance costs for engines under financial leasing, which now have a 5-year depreciation period, whereas the remaining items continue to depreciate over 25 years (as discussed in the 1Q10 release.) In comparison with the R$80.4mm recorded in the previous quarter, these expenses fell by 21.3% due to the regularization of the R$12.8mm booked in 2Q10 and the end of software amortization. In per-ASK terms they rose by 17.9% over 3Q09 and fell by 25.0% over 2Q10.

Other operating expenses (mainly accommodation, direct passenger expenses crew travel and accommodation, equipment leasing and general and administrative expenses) totaled R$84.8mm in 3Q10, 11.8% up on 3Q09 due to increased traffic on the Company’s route network, which pushed up the number of overnight crew stops, and increased: (i) crew accommodation expenses by 17.0%; (ii) crew transportation expenses by 7.8%; (iii) Company travel expenses by 16.6%; and (iv) increase in direct passenger expenses by R$11mm due to the higher number of passengers transported between the periods (up by 23.3%). In comparison with 2Q10, there was a 46.1% upturn influenced by the benefits obtained from the automation of the Company’s internal controls systems and more efficient controls over general and administrative expenses (as stated in the release of 2Q10). In per-ASK terms, these expenses increased by 4.1% over 3Q09 and by 39.3% over 2Q10.

Operating Result *

Operating Results (R$ MM)	3Q10	3Q09	Var.%	2Q10	Var.%
EBIT	187,2	99,1	88,9%	57,3	226,9%
Margin	10,5%	6,6%	+3,8 pp	3,6%	+6,9 pp
per ASK	1,61	0,97	66,4%	0,52	211,6%
EBITDA	250,5	146,3	71,2%	137,6	82,0%
Margin	14,0%	9,8%	+4,2 pp	8,7%	+5,3 pp
per ASK	2,16	1,43	50,7%	1,25	73,5%
EBITDAR	380,9	298,7	27,5%	274,2	38,9%
Margin	21,3%	20,0%	+1,3 pp	17,2%	+4,1 pp
per ASK	3,28	2,92	12,3%	2,48	32,4%

* EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) are non-GAAP measures and are presented as supplemental information because we believe they are useful indicators of our operating performance for our investors. We usually present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of our business, and we believe the impact of this expense should be considered in addition to the impact of depreciation and amortization. However, neither figure should be considered in isolation, as a substitute for net income in accordance with IFRS and BRGAAP, or as a measure of a company’s profitability. In addition, our calculations may not be comparable to other similarly titled measures of other companies.

The 3Q10 operating margin stood at 10.5%, 3.8 p.p. above the 6.6% recorded in 3Q09 and 6.9 p.p. higher than the 3.6% reported in 2Q10. The third quarter was one of high domestic demand, when the Company facilitated access to air transport on the part of Brazil’s emerging middle class through dynamic fare management (benefiting passengers who purchase their tickets in advance), which, together with increased productivity, higher cost efficiency, and regularity and punctuality indices above the industry's average, generated the Company’s highest operating margin since the acquisition of VRG.

EBIT and EBITDAR margins of 10.5% and 21.3%, respectively, in 3Q10, the Company’s best period performance since the acquisition of VRG.

EBITDAR stood at R$380.9mm, with an EBITDAR margin of 21.3%, 1.3 p.p. above the 20.0% recorded in 3Q09 (on EBITDAR of R$298.7mm) and 4.1 p.p. above the 17.2% reported in 2Q10 (on EBITDAR of R$274.2mm) for the same reasons mentioned above. This quarter's EBITDAR was the highest for the period since the acquisition of VRG.

Hedge Result

The Company records derivative financial instruments in accordance with IAS 39 ― Financial Instruments: Recognition and Measurement.

Hedge Results (R$ MM) 3Q10	WTI	Foreign Exchange	Interest Rate	Total
Subtotal – Operating Result	-	-	-	-
Subtotal – Financial Result	(10.0)	(34.7)	(2.4)	(47.0)
Total	(10.0)	(34.7)	(2.4)	(47.0)
OCI (gross value)	(2.1)	-	-	(2.1)

*OCI (other comprehensive income) differs from net income and generally comprises unrealized gains or losses from a variety of sources, including unrealized pension costs and gains or losses from securities classified as available for sale, and derivative operations classified as cash flow hedges or net foreign investment hedges.

In the third quarter of 2010, the Company recognized a net loss from hedge operations of R$47.0mm (dealt with in more detail in the Financial Result section), with a negative cash impact of R$12.0mm in the same period.

Fuel: fuel consumption hedge transactions, which are effected through crude oil (WTI) derivative contracts, generated losses of R$10.0mm in the quarter.

Of this total, losses of R$1.0mm were considered ineffective (for hedge accounting purposes)  from contracts maturing in 3Q10 (accrual basis), and losses of R$9.0mm from contracts maturing in the future, but which were booked in advance under the financial result.

Foreign exchange: generated losses of R$34.7mm recognized as financial expenses. Of this total, losses of R$2.6mm were from contracts maturing in 3Q10, and losses of R$26.1mm were from contracts maturing in the future, but which were booked in advance. The Company also reported losses of R$6.0mm booked under financial expenses referring to a Dollar x CDI swap contracted to protect a debt against the exchange variation. Those operations were not designed for hedge accounting purposes.

Interest: net loss of R$2.4mm, of which gain of R$0.1mm were considered effective and booked under the financial result, and losses of R$2.5mm from non-hedge derivatives were booked as financial expenses.

Hedge Operations – Mark to Market Value	4Q10	1Q11	2Q11	3Q11	4Q11	Total
Fuel
Notional Volume in Barrels ('000)	2,087	1,149	366	391	195	4,188
Notional Volume in Liters ('000)	331,791	182,668	58,187	62,161	31,001	665,808
Price per Barrel (US$) *	89.56	90.21	101.47	90.94	84.65	90.65
Mark-to-Market Value (R$MM) **	316.7	175.6	62.9	60.2	27.8	643.2
Foreign Exchange
Notional Value in US$ MM	203.0	108.0	52.3	13.7	-	377.0
Agreements Average Exchange Rate	1.8193	1.8318	1.7478	1.7269	-	1.8096
Total in R$MM	369.3	197.8	91.3	23.7	-	682.2

* Weighted average among derivative strikes. Average for cap prices only.

** On 09/30/2010, the exchange rate was R$1.6942 / US$1.00.

GOL adopts a hedging policy in order to protect the Company against market fluctuations in fuel prices, exchange rates and interest rates that can substantially harm its operational competitiveness. In order to perform this task, the Company employs a financial risk policy committee, comprising certain members of the Board, an external consultant, and senior executives. The committee meets quarterly to monitor and sets 24-month targets on a rolling basis,. The committee can also meet extraordinarily if any of its members calls a meeting. Management builds its hedge position based on these decisions.

The vast majority of the financial instruments used for hedging purposes consist of WTI and Dollar call options, WTI collars and swaps, foreign exchange and CDI swaps, and fixed and floating interest rate swaps. GOL focuses on simplified derivative structures, aiming to reduce its operating risks and ensure as much compliance as possible with the targets established in its annual budget.

Net Financial Result

The 3Q10 net financial result was an expense of R$20.3mm versus revenue of R$58.5mm in 3Q09 and an expense of R$113.2mm in 2Q10.

Financial Result (R$ MM)	3Q10	3Q09	Var.%	2Q10	Var.%
Interest Expenses	(84.6)	(75.7)	11.7%	(81.3)	4.1%
Finance Leases	(21.5)	(19.5)	10.3%	(22.9)	-5.8%
Other Interest Expenses	(62.9)	(56.2)	11.9%	(58.4)	7.7%
Exchange Variation	90.5	163.5	-44.6%	(29.9)	nm
Interest and Investment Income	28.2	22.1	27.5%	25.7	9.5%
Hedge Results	(47.0)	(51.2)	-8.2%	(25.7)	82.6%
Other	(7.4)	(0.2)	4,402.6%	(2.1)	261.8%
Net Financial Results	(20.3)	58.5	nm	(113.2)	-82.1%

Interest expenses totaled R$84.6mm, 11.5% up on 3Q09, chiefly due to: (i) higher interest expenses with the senior notes maturing in 2020, issued in July 2010; (ii) the larger number of aircraft classified under financial leasing (35 in 3Q10, versus 28 in 3Q09). In comparison to 2Q10, however, these expenses increased by 4.1%, chiefly due to: (i) the 1.2 p.p. upturn in the CDI interbank rate, to which the interest on the debentures is tied, and (ii) higher interest expenses with the issue of senior notes maturing in 2020, offset by the 6.0% appreciation of the Real (end of period), affecting interest payments on the foreign-currency debt, which closed 3Q10 at R$2,850.0mm.

The exchange variation generated revenue of R$90.5mm in 3Q10, mainly due to the impact of the 6.0% appreciation of the Dollar on the Company’s foreign-currency debt (79.1% of its total debt), versus revenue of R$163.5mm in 3Q09 due to the 8.9% appreciation of the Real against the Dollar. In 2Q10 there was a R$29.9mm expense due to the 1.2% depreciation of the Real.

Interest and investment income was positive by R$28.2mm in 3Q10, 27.5% up on the R$22.1mm recorded in 3Q09, and 9.5% more than the R$25.7mm reported in 2Q10, both increases being due to financial gains from investing the Company’s total cash, which is already equivalent to 26.3% of net revenue in the last twelve months (versus 24.7% in 2Q10 and 11.1% in 3Q09).

Other financial expenses totaled R$7.4mm versus expenses of R$0.2mm in 3Q09 and R$2.1mm in 2Q10. In both cases, the upturn was due to banking expenses and commissions related to the senior notes maturing in 2020, issued in July 2010.

Income Tax

Income taxes (R$)	3Q10	3Q09	Var.%	2Q10	Var.%
Current Income Tax	1.1	-	319.3%	11.9	-90.7%
Deferrend Income Tax	(58.0)	(79.7)	-27.2%	(7.9)	638.7%
Net Financial Results	(56.9)	(79.7)	-28.6%	4.0	nm

Total 3Q10 income tax was an expense of R$56.9 million, versus an expense of R$79.7mm in 3Q09 and a benefit of R$4.0mm in 2Q10. The R$1.1mm benefit in the current income tax line in 3Q10 was basically due to the taxable income basis calculated in accordance with Law no. 6.404/76.

In comparison with 2Q10, the variation in the deferred income tax line was caused by temporary differences which generate a deferred income tax liabilities due to the impact of the exchange variation on financial leasing. In addition, 3Q09 was impacted by the increase in aircraft financial leasing operations and its exchange rate variation effects.

Net Result

GOL posted net income of R$110.0mm in 3Q10, versus net income of R$77.9mm in 3Q10 and a net loss of R$51.9mm in 2Q10, chiefly due to: (i) the 23.3% upturn in demand, which pushed up operating revenue thanks to more affordable fares, which made flying more attractive to the emerging middle class; (ii) the 2.4% appreciation of the Real against the Dollar in the quarter; and (iii) lower aircraft leasing costs due to the return of all the B737-300 aircraft under operational leasing.

Liquidity and Indebtedness

Total Liquidity (R$ MM)	3Q10	3Q09	Var.%	2Q10	Var.%
In Reais	2,084.8	1,216.0	71.4%	1,839.8	13.3%
Cash and Financial Assets	1,767.7	662.8	166.7%	1,589.3	11.2%
Short Term Receivables	317.1	553.2	-42.7%	250.5	26.6%
Total Liquidity	2,084.8	1,216.0	71.4%	1,839.8	13.3%

Total cash (cash and investments) ended the quarter at R$ 1,767.7 million, an increase of 11.2% compared to 2Q10, and 166.7% compared to 3Q09. Cash now represents 5.2 times the obligations of the next 12 months, and are composed as follows: (i) cash balance of R$1,159.8 million; (ii) R$457.8 million in highly liquid investments; and (iii) R$150.0 million in restricted deposits released 24 hours after the 3Q10 close (on September 30) in response to regulatory issues during the liquidation process of the operations related to stretching the debt profile (as described in the "loans and financing" section).

In 3Q10, GOL recorded a cash balance equivalent to 26.3% of LTM net revenue, exceeding its initial target at least 25% of LTM net revenue in 2010. This level is in line with the Company’s continuous goal of reducing long-term liquidity risks by extending its financial commitments and consistently deleveraging its balance sheet through operational cash flow.

Short-term receivables include flight sales via credit card, receivables from the VoeFácil installment payment program, and accounts receivable from travel agencies and cargo transportation. At the end of 3Q10, these receivables totaled R$317.1mm, 26.6% up on the R$250.5mm recorded in 2Q10, chiefly due to the increase in sales volume (forward bookings effect), caused by: (i) higher seasonality in the third quarter, especially due to the school vacations in July; and (ii) dynamic fare management, which reduced the number of empty seats by offering more affordable fares to passengers who purchase their tickets in advance.

Total cash closed the quarter at R$1,767.7mm, having already exceeded the annual cash balance target of at least 25% of LTM net revenue.

The 42.7% decline over the R$553.2mm recorded in 3Q09, was due to the larger number of discounted trade notes and the fact that 3Q09 usually has more forward bookings due to the third quarter’s more competitive price scenario.

Financing Debt (R$ MM)	3Q10	3Q09	Var.%	2Q10	Var.%
Aircraft Financing	1,623.9	1,665.1	-55.4%	1,767.0	-13.2%
Finance Leases	1,523.1	1,324.6	15.0%	1,661.0	-8.3%
PDP Facility	100.8	340.5	-70.4%	106.0	-4.9%
Loans and Financings	1,949.0	1,352.4	44.1%	1,480.9	31.6%
Loans and Financings (ex-perpetual notes)	1,646.4	1,036.1	58.9%	1,159.4	42.0%
Perpetual Notes	302.6	316.3	-4.3%	321.5	-5.9%
Accumulated Interest	31.0	26.9	15.2%	22.5	37.8%
Gross Debt	3,604.0	3,044.4	18.4%	3,270.4	10.2%
Operating Leases (off-balance)	2,302.5	2,646.9	-13.0%	2,588.9	-11.1%
Total Loans and Financing	5,906.4	5,691.3	3.8%	5,859.3	0.8%

 * The sum of loans and financings and the estimated total value of operational leasing contracts payable, pursuant to the financial statements.

On September 30, 2010, total loans and financings came to R$3,604.0mm. Long-term debt, excluding perpetual bonds that have no maturity date, had an average term of 7.6 years and an average rate of 12.1% for local-currency debt and 7% for dollar-denominated debt. Excluding the perpetual bonds, debt stood at R$3,301.3mm, 12.0% up on 2Q10, due to: (i) the 4th debenture issue totaling R$600mm, the proceeds of which were used to finance working capital, pay suppliers and settle the outstanding balance of the 3rd debenture issue in the amount of R$378mm; and (ii) the US$300mm senior notes issue in July 2010, whose proceeds was used to settle working capital credit lines (Itaú BBA, Bradesco and Banco Pine) and other debt maturing within three years.

The total financial commitments, which total gross debt recorded on our balance sheet and projected payments for operational leasing contracts, in force between 2010 and 2021 (based on June 30), totaled R$ 5,906.4 million in the quarter, an increase of 0.8% compared to 2Q10, mainly due to the issuance of debentures and senior notes, partially offset by the settlement of the lines of working capital in 3Q10, and other debt maturing within the horizon of 3 years. In comparison with the 3Q09, there was an 3.8% increase due to the same factors described above.

Aircraft Financing (R$ MM)	3Q10	3Q09	Var.%	2Q10	Var.%
Short Term (Foreign Currency)	220.7	459.9	-52.0%	252.6	-12.6%
PDP Facility	100.8	340.5	-70.4%	106.0	-4.9%
Finance Leases	119.9	119.4	0.4%	146.6	-18.2%
Long Term Debt (Foreign Currency)	1,403.3	1,205.2	16.4%	1,514.5	-7.3%
Financial Leases	1,403.3	1,205.2	16.4%	1,514.5	-7.3%
Total Aircraft Financing	1,624.0	1,665.1	-2.5%	1,767.1	-8.1%

At the end of 3Q10, aircraft acquisition financing totaled R$1,624.0mm, mainly composed of:

▪    A credit line for the prepayment of aircraft acquisitions (PDP Facility II), whose outstanding balance closed 3Q10 at R$100.8mm and which will be used to prepay four of the seven aircraft due for delivery in 2010. These lines are already refinanced through a combination of lease-back operations and long-term bank loans with financial institutions, backed by the U.S. Ex-Im Bank.

▪    Financial leasing operations, which totaled R$1,523.1mm, are financial expenses paid periodically to the aircraft lessors with the Company’s own operating cash flow or through long-term loans, also backed by the U.S. Ex-Im Bank. Compared to 2Q10, the number of aircraft classified as financial leasing remained the same and there was a reduction of 8.3% in total debt, due to period amortizations and the 6.0% reduction in the dollar exchange rate.

Financial Debt Schedule (R$ MM)	2010	2011	2012	2013	2014	> 2014	Total
In R$	40.9	9.0	38.9	33.9	17.0	612.9	752.7
BDMG I e II	3.5	0.8	3.2	6.6	4.4	12.9	31.4
BNDES	14.4	3.6	8.4	-	-	-	26.3
BNDES-Safra	23.0	6.2	28.9	28.9	14.2	-	101.1
Debentures		(1.6)	(1.6)	(1.6)	(1.6)	600.0	593.9
Foreign Currency	45,2	(1.3)	(1.3)	(1.3)	(1.3)	853.9	894.1
IFC	42.4	-	-	-	-	-	42.4
FINIMP	2.8	-	-	-	-	-	2.8
Senior Notes	-	(1.3)	(1.3)	(1.3)	(1.3)	853.9	848.9
Total Aircraft Financing	85.9	7.7	37.6	32.6	15.7	1,466.9	1,646.4

Financial Ratios	3Q10	3Q09	Var.%	2Q10	Var.%
% of Foreign Currency Debt (balance sheet)	79.1%	79.9%	-0.8 pp	80.6%	-1.5 pp
Cash and Equivalents as % of LTM Net Revenues	26.3%	11.1%	+15.1 pp	24.7%	+1.6 pp

Net Debt (R$ MM)	1,836.2	2,381.7	-22.9%	1,681.1	9.2%
Net Debt Excluding Perpetual Bond & PDP Facility	1,432.8	1,724.8	-16.9%	1,253.6	14.3%
Net Financial Commitments	4,138.7	5,028.6	-17.7%	4,270.0	-3.1%
Adjusted Gross Debt	7,532.4	8,051.2	-6.4%	7,352.4	2.4%
Adjusted Net Debt	5,764.7	7,388.4	-22.0%	5,763.1	0.0%
Adjusted Gross Debt/EBITDAR LTM	5.6	6.6	-15.2%	5.8	-3.4%
Adj. Gross Debt/EBITDAR + Interest Revenue LTM	5.2	5.9	-11.9%	5.4	-3.7%
Adjusted Net Debt/EBITDAR	4.3	6.1	-29.5%	4.5	-4.4%
Adjusted Net Debt/EBITDAR + Interest Revenue LTM	4.0	5.4	-25.9%	4.2	-4.8%
Adj. Gross Debt to Adj. Capitalization (balance sheet)	0.7	0,8	-12.5%	0.7	0.0%
Adj. Gross Debt to Adj. Capitalization (market cap)	1.0	0,7	42.9%	0.8	25.0%
EBITDA / Financial Expenses*	2.5	1,7	47.1%	2.2	13.6%
Financial Commitments */EBITDAR*	3.1	4,1	-24.4%	3.4	-8.8%

1Financial commitments (gross debt + operational leasing contracts, in accordance with note 24 of the financial statements) less cash and cash equivalents and short-term financial investments

2Gross Debt + LTM operational leasing expenses x 7

3Adjusted gross debt less cash and cash equivalents and short-term financial investments

3Price of R$25.95 per share.

Loans and Financings (R$MM)	3Q10	3Q09	Var.%	2Q10	Var.%
Short Term	337.6	895.8	-62.3%	596.8	-43.4%
In Reais	42.4	401.2	-89.4%	209.6	-79.8%
Working Capital	-	160.0	nm	125.0	nm
BNDES	14.4	14.4	0.0%	14.4	0.0%
BNDES-Safra	23.0	-	nm	13.4	72.1%
BDMG	3.5	2.8	24.1%	3.2	7.5%
Debentures	-	220.8	nm	46.3	nm
Interest	1.5	3.3	-52.8%	7.4	-79.2%
In Foreign Currency	295.3	494.6	-40.3%	387.2	-23.7%
Working Capital	-	-	nm	101.5	nm
PDP Facility	100.8	340.5	-70.4%	106.0	-4.9%
IFC Loan	42.4	11.1	281.1%	15.0	182.1%
FINIMP	2.8	-	nm	2.9	-6.0%
Financial Leases	119.9	119.4	0.4%	146.6	-18.2%
Interest	29.5	23.7	24.5%	15.2	94.4%

Long-Term	2,963.7	1,832.3	61,7%	2,352.2	26.0%
In Reais	711.6	210.8	237.5%	425.6	67.2%
BNDES	12.0	26.3	-54.5%	15.5	-23.1%
BNDES-Safra	78.2	-	nm	54.1	44.5%
BDMG	27.9	10.8	158.4%	8.4	231.8%
BDMG II	-	-	nm	20.2	nm
Debentures	593.5	173.7	241.6%	327.3	nm
In Foreign Currency	2,252.1	1,621.5	38.9%	1,926.6	16.9%
IFC Loan	-	48.2	nm	37.5	nm
Financial Leases	1,403.3	1,205.2	16.4%	1,514.5	-7.3%
Senior Notes	848.9	368.1	130.6%	374.6	126.6%
Gross Debt Including Perpetual Bonds	3,301.3	2,728.1	21.0%	2,948.9	12.0%
Perpetual Bonds	302.6	316.3	-4.3%	321.5	-5.9%
Gross Debt	3,604.0	3,044.5	18.4%	3,270.4	10.2%

* Some calculations may not match due to rounding up or down.

Fleet and Fleet Plan

The Company closed 3Q10 with an operational fleet of 112 aircraft and a total fleet of 121 aircraft, with an average age of 6.8 years. This quarter, GOL took delivery of two Boeing 737-800NG SFPs, replacing one Boeing 737-300 and two Boeing 737-800s.

Operating Fleet	Seats(1)	3Q10	3Q09	Var.#	2Q10	Var.#
Regular Flights
B737-300	141	1	5	(4)	-	1
B737-700 NG	144	40	43	(3)	42	(2)
B737-800 NG	177	15	21	(6)	17	(2)
B737-800 NG SFP	187	52	40	12	52	-
Sub Total	18.280	108	109	111	111	(3)
Charters	Seats(2)	3Q10	3Q09	Var.#	2Q10	Var.#
B767-300 ER	218	4	-	4	4	0
Sub Total(2)	19.152	112	109	3	115	-(3)
Non Operating Fleet	Seats(1)	3Q10	3Q09	Var. #	2Q10	Var. #
B737-300	141	3	7	(4)	5	(2)
B737-700 NG	144	2	-	2	-	2
B737-800 NG	177	2	2	-	-	2
B737-800 NG SFP	187		-	-	-	-
B767-300 ER(3)	218	2	6	(5)	2	(1)
Sub Total(4)	1,501	9	15	(6)	7	2
Total	20,653	121	124	(4)	122	-

(1) Total number of seats in 3Q10.

(2) Includes regular route network aircraft (B737s) and charter flight aircraft (B767s).

(3) Of the three B737-300s excluded from the operational fleet but still part of the total fleet, are grounded and in the final stages of devolution.

(4) Of the six B767-300/200s, one is sub-leased to an American airline and another is wet-leased to a Brazilian airline for flights between Brazil and Angola. The remaining four B767-300/200s were reinstated in the operating fleet to meet growing demand for long-haul charter flights. The Company leases its entire fleet through a combination of financial and operational leases. Out of the total of 121 aircraft, 86 were under operational leases and 35 under financial leases. GOL also has purchase options on 29 aircraft when their leasing contracts terminate.

Continuing GOL’s strategy of fleet renewal and modernization, included in the growth plan, GOL signed an agreement to acquire up to 30 B737-800 NG with Boeing. With this, GOL will have 104 firm orders and 40 options, which advances for aircraft purchase will begin in 2012. The firm orders valued at approximately US$2.7 billion (R$4.6 billion) based on the aircraft list price are scheduled for delivery between 2014 and 2017. The new aircraft order just complete the current fleet plan of the Company's fleet by 2014 without increasing its current capacity.

Operating Fleet Plan	2010	2011	2012	2013	2014
B737-700 NG	40	40	40	40	40
B737-800 NG*	71	75	79	81	85
Total	111	115	119	121	125

* includes SFP aircraft (Short Field Performance)

Aircraft Payments Forecast (R$MM)	2010	2011	2012	2013	2014	>2014	Total
Pre-Delivered Deposits	21.2	194.4	408.7	486.8	451.5	435.1	1,997.7
Aircraft Acquisition Commitments	468.9	897.8	392.5	2,142.9	3,437.5	6,839.1	14,178.7
Total	490.1	1,092.2	801.2	2,629.7	3,889.0	7,274.2	16,176.4

* List prices

Capex

GOL invested R$146.8mm in 3Q09, 52% of which in the acquisition of aircraft for delivery between 2010 and 2012 (pre-delivery deposits); 42% in the purchase of parts; and 6% in bases, IT and the expansion of the maintenance center in Confins, Minas Gerais (construction of the third hangar). Year-to-date investments totaled R$387.3mm, 73% of which in pre-delivery deposits for aircraft acquisitions, 23% in parts purchases and 4% in bases, IT and the expansion of the maintenance center. Annual capex this year is estimated at R$450mm.

Ownership Breakdown

Shareholder	ON	%	PN	%	Total	%
Fundo de Investimento em Participações Volluto	137,032,718	100.0	36,402,979	27.3	173,435,697	64.2
Board	16	-	1,891,707	1.4	1,891,723	0.7
Treasury Stocks	-	-	454,425	0.3	454,425	0.2
Alliance Bernstein L.P.	-	-	8,510,417	6.4	8,510,417	3.1
Free-Float	-	-	85,945,615	64.5	85,945,615	31.8
Total	137,032,734	100.0	133,205,143	100.0	270,237,877	100.0

Summary: 2010 Guidance

2010 Guidance	Low	High
Brazilian GDP Growth	6.0%	7.0%
Domestic Demand Growth (%RPKs)	14.0%	21.0%
Supply and Demand Growth in Relation to GDP	2.5x	3.0x
Passengers Tranported (MM)	31.5	36.5
GOL Capacity (ASKs billion)	45.0	47.2
Fleet (end of period)	111	111
Yield (R$ cents)	19.50	21.00
GOL Demand (RPKs billion)	31.5	33.0
Departures (000)	290	300
CASK Ex-fuel (R$ cents)	8.9	8.5
Fuel Liters Consumed (billion)	1.45	1.47
Fuel Price (R$/liter)	1.70	1.58
Average WTI (US$/barrel)	82	77
Average Exchange Rate (R$/US$)	1.85	1.72
Operating Margin (EBIT)	10%	13%

Contact

Investor Relations

Leonardo Pereira - CFO and IR Director
Rodrigo Alves – Capital Markets Officer
Raquel Kim – Investor Relations
Mario Liao – Investor Relations

Phone: (11) 2128-4700

E-mail: ri@golnaweb.com.br

Website: www.voegol.com.br/ir

Corporate Communications
Phone: (11) 2128-4413
E-mail: comcorp@golnaweb.com.br

Media Relations

Edelman (USA and Europe):

Meaghan Smith and Robby Corrado

Phone: 1 (212) 704-8196 / 704-4484

E-mail: meaghan.smith@edelman.com

or robby.corrado@edelman.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers more than 900 daily flights to 52 destinations that connect all the important cities in Brazil, as well as 13 major destinations in South America and the Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company – via its GOL, Varig, Gollog, Smiles and VoeFácil brands – offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

Balance Sheet (R$`000) IFRS	3Q10	2Q10
Assets	8,793,816	8,601,342
Current Assets	2,488,915	2,258,750
Cash and Cash Equivalents	1,159,849	1,517,990
Financial Assets	457,878	31,879
Restricted Cash	150,015	39,467
Trade and Other Receivables	317,058	250,460
Inventories of Parts and Suplies	157,095	166,672
Recoverable Income Taxes	112,971	101,699
Deposits	-	1,937
Prepaid Expenses	94,474	109,098
Other Current Assets	39,575	39,549
Non-Current Assets	4,599,576	4,567,622
Property and Equipment, Net	3,328,034	3,307,274
Intangible Assets	1,271,542	1,260,348
Other Non-Current Assets	1,705,325	1,774,970
Prepaid Expenses	56,544	58,887
Deposits	753,780	821,939
Deferred Income Taxes	852,075	852,446
Restricted Cash	33,823	33,082
Other Current Assets	9,103	8,616
Liabilities and Shareholders’ Equity	8,793,816	8,601,342
Current Liabilities	1,563,596	2,123,207
Short-Term Borrowings	337,648	596,769
Accounts Payable	171,540	465,661
Salaries, Wages and Benefits	228,670	205,465
Tax Obligations	44,456	43,239
Sales Tax and Landing Fees	77,694	71,203
Advance Ticket Sales	453,923	429,837
Provisions	28,347	28,039
Mileage Program	65,276	71,621
Customers advance	51,345	116,103
Dividends payable	577	576
Other Current Assets	104,120	94,704
Non-Current Liabilities	4,394,894	3,764,215
Long-Term Debt	3,266,333	2,673,656
Mileage Program	190,387	208,895
Advance for Costumers	39,961	46,859
Deferred Income Taxes	621,111	561,129
Provision	85,897	65,485
Tax Obligations	99,753	96,764
Other Non-Current Liabilities	91,452	111,427
Shareholder’s Equity	2,835,326	2,713,920
Issued Share Capital	2,182,007	2,181,801
Capital Reserves	60,263	60,263
Treasury Shares	(11,887)	(11,887)
Other Reserves	3.774	32,192
Retained Earnings	601,189	451,551

Income Statement (R$’000) IFRS	3Q10	3Q09	% Var.	2Q10	% Var.	2009	2008	% Var.
Net operating revenues	1,788,935	1,496,657	19.5%	1,590,854	12.5%	1,788,935	1,496,657	19.5%
Passenger	1,601,145	1,268,513	26.2%	1,410,679	13.5%	1,601,561	1,268,513	26.3%
Cargo and Other	187,790	228,144	-17.7%	180,175	4.2%	187,824	228,144	-17.7%
Operating Costs and Expenses	(1,601,736)	(1,397,570)	14.6%	(1,533,584)	4.4%	(1,601,745)	(1,397,570)	14.6%
Salaries, Wages and Benefits	(312,472)	(278,015)	12.4%	(311,568)	0.3%	(312,472)	(278,015)	12.4%
Aircraft Fuel	(580,096)	(485,372)	19.5%	(571,697)	1.5%	(580,096)	(485,372)	19.5%
Aircraft Rent	(130,403)	(152,345)	-14.4%	(136,541)	-4.5%	(130,403)	(152,345)	-14.4%
Aircraft Insurance	(11,490)	(13,299)	-13.6%	(11,284)	1.8%	(11,492)	(13,299)	-13.6%
Sales and Marketing	(90,713)	(101,824)	-10.9%	(88,115)	2.9%	(90,713)	(101,824)	-10.9%
Landing Fees	(83,658)	(77,596)	7.8%	(77,191)	8.4%	(83,658)	(77,596)	7.8%
Aircraft and Traffic Servicing	(110,883)	(100,669)	10.1%	(101,424)	9.3%	(110,883)	(100,669)	10.1%
Maintenance Materials and Repairs	(134,003)	(69,508)	92.8%	(97,371)	37.6%	(134,003)	(69,508)	92.8%
Depreciation	(63,253)	(47,245)	33.9%	(80,370)	-21.3%	(63,253)	(47,245)	33.9%
Other	(84,765)	(71,697)	18.2%	(58,022)	46.1%	(84,772)	(71,697)	18.2%
Operating Result (EBIT)	187,199	99,087	88.9%	57,270	226.9%	187,190	99,087	88.9%
EBIT Margin	10.5%	6.6%	+3.8pp	3.6%	+6.9pp	10.5%	6.6%	+3.8pp
Other Income (expense)	(20,307)	58,489	-134.7%	(113,204)	-82.1%	-6,549	58,489	-111.2%
Interest Expense	(84,621)	(61,932)	36.6%	(81,282)	4.1%	(84,459)	(75,747)	11.5%
Interest Revenue	28,181	9,600	193.6%	25,727	9.5%	2,889	2,674	8.0%
Exchange Variation Gain (loss)	90,541	160,769	-43.7%	(29,865)	-403.2%	95,835	163,520	-41.4%
Net Hedge Results	(46,989)	(40,965)	14.7%	(25,733)	82.6%	31,084	22,058	40.9%
Other Expenses, Net	(7,419)	(8,983)	-17.4%	(2,051)	261.8%	(51,898)	(54,016)	-3.9%
Income (loss) Before Income Taxes	166,892	157,576	5.9%	(55,934)	-398.4%	180,641	157,576	14.6%
Income Taxes (expense) Benefit	(56,921)	(79,691)	-28.6%	4,027	-1513.5%	(65,693)	(79,691)	-17.6%
Net Income (loss)	109,970	77,885	41.2%	(51,907)	-311.9%	114,948	77,885	47.6%
Net Margin	6.1%	5.2%	+0.9pp	-3.3%	+9.4pp	6.4%	5.2%	+1.2pp
EBITDA	250,452	146,332	71.2%	137,640	82.0%	250,444	146,332	71.1%
EBITDA Margin	14.0%	9.8%	+4.2pp	8.7%	+5.3pp	14.0%	9.8%	+4.2pp
EBITDAR	380,855	298,677	27.5%	274,181	38.9%	380,846	298,677	27.5%
EBITDAR Margin	21.3%	20,0%	+1.3pp	17.2%	+4.1pp	21.3%	20.0%	+1.3pp

Cash Flow Statements (R$`000) IFRS	3Q10	3Q09
Net income for the period	109,970	77,885
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	63,563	47,245
Provision for doubtful accounts	1,085	(3,670)
Provision for judicial lawsuits	16.209	(1,364)
Provision for invetories obsolescence	8,574	-
Deferred income taxes	58,028	79,955
Share-based payments	6,287	1,033
Exchange and monetary variations, net	(63,023)	(163,520)
Interest on loans	103,890	(61,932)
Financial instruments results, net	(30,594)	49,700
Mileage program	(24,853)	(4,040)
Return of aircraft provision	(8,346)	-
Other non-monetary items	4,210	37,595
Changes in operating assets and liabilities:
Trade and other receivables	(67,683)	(15,583)
Changes in inventories	1,003	36,057
Deposits	8,273	(11,485)
Other assets	4,709	14,624
Prepaid expenses, recoverable taxes and other credits	(21,335)	14,693
Suppliers	(294,121)	23,034
Advance ticket sales	24,086	52,157
Advances from customers	(101,502)	52,156
Tax obligations	22,757	14,616
Insurance provision	3,110	(452)
Sales tax and landing fees	6,491	(4,406)
Other liabilities	(2,302)	(112,455)
Cash provided by (used in) operating activities	(171,514)	121,843

Interest paid	(29,814)	(29,896)
Income tax paid	1,107	-
Net cash provided by (used in) operating activities	(200,221)	91,947

Cash flows from investing activities
Short term investments	(109,986)	(67,023)
Investments in restricted cash, net	(419,153)	(3,603)
Payment for property, plant and equipment	(12,183)	(88,878)
Payment for intangible assets	(15,729)	(22,097)
Net cash used in investing activities	(557,051)	(181,601)

Cash flows from financing activities
Loans and Financings	1,181,917	130.001
Raises	(656,968)	(15,749)
Payments	(114,857)	(46,000)
Financial leases payment	-	-
Capital increase	206	-
Net cash provided by financing activities	410,298	68,252

Effects of exchange rate changes on the balance of cash held in foreign currencies	(11,167)	-

Net decrease in cash and cash equivalents	(358,141)	(21,402)

Cash and cash equivalents at the beginning of the period	1,517,990	183,743
Cash and cash equivalents at the end of the period	1,159,849	162,341

Glossary of Industry Terms

Aircraft Leasing: an agreement through which a company (the lessor), acquires a good chosen by its client (the lessee) for subsequent rental to the latter for a determined period

Aircraft utilization: represents the average number of block hours operated per day per aircraft for the total aircraft fleet.

Available seat kilometers (ASK): represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.

Average stage length: represents the average number of kilometers flown per flight.

Block hours: refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate

Breakeven load factor: the passenger load factor that will result in passenger revenues being equal to operating expenses.

Charter: a flight operated by an airline outside its normal or regular operations.

EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of the business.

Lessor: the party renting a property or other asset to another party, the lessee.

Load factor: represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK)

Long-haul: long-distance flights (in GOL’s case, flights of more than four hours’ duration).

Operating cost per available seat kilometer (CASK) represents operating expenses divided by available seat kilometers.

Operating cost per available seat kilometer ex-fuel (CASK ex-fuel): represents operating cost divided by available seat kilometers excluding fuel expenses.

Operating revenue per available seat kilometer (RASK): represents operating revenues divided by available seat kilometers.

Passenger revenue per available seat kilometer (RASK PAX): represents revenue per passenger divided by available seat kilometers.

PDP Facility (pre-delivery payment facility): credit for the prepayment of aircraft acquisitions.

Revenue passengers: refers to the total number of passengers on board who have paid more than 25% of the full flight fare.

Revenue passenger kilometers (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.

Sale-leaseback: a financial transaction whereby one sells a resource and then rents it back for a long period, enabling one to make use of the resource without owning it.

Slot: the right of an aircraft to take off or land at a given airport for a determined period of time.

Sub-lease: an arrangement whereby a lessor in a rent agreement leases the item rented to a third party.

Wet-lease: a leasing agreement whereby an airline (lessor) provides an aircraft, maintenance, insurance (ACMI) and a complete crew to another airline (lessor), which pays in accordance with the number of hours flown.

WTI Barrel: stands for West Texas Intermediate – the West Texas region is where U.S. oil exploration is concentrated. Serves as a reference for the U.S. petroleum byproduct markets.

Yield per passenger kilometer: the average amount one passenger pays to fly one kilometer

The Company believes that EBITDAR, equivalent to EBITDA before expenses from aircraft leasing (denominated in dollars) is a useful indicator of airline operating performance. In the specific case of GOL and the air transport sector, a substantial amount of aircrafts are leased, representing a material cost item. EBITDAR therefore indicates the capacity to cover such costs, as well as facilitating comparisons with other companies in the sector.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 12, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.